EXHIBIT 4.1

ASHLAND INC.

DEFERRED COMPENSATION PLAN FOR EMPLOYEES (2005)

(Effective as of January 1, 2005)

Whereas, the Ashland Inc. Deferred Compensation Plan for Employees (2005) (hereinafter the “Plan”) was approved by the Board of Directors of Ashland Inc. (“Ashland”) on November 4, 2004 to be effective January 1, 2005;

Whereas, the Plan as approved and effective reserved the right to amend it;

Whereas, the right to amend the Plan was exercised on April 21, 2005 by amending and restating the Plan effective January 1, 2005 and further amending the Plan on October 28, 2005 effective January 1, 2005;

Whereas, it is again desired to exercise the right to amend the Plan and thereby institute the second amendment and restatement of the Plan;

Now, Therefore, effective January 1, 2005, except as otherwise provided herein, the Plan is amended and restated as follows:

1.	PURPOSE

The Ashland Inc. Deferred Compensation Plan for Employees (2005) (the “Plan”) is maintained primarily for the purpose of providing an opportunity to defer compensation for retirement or other future purposes to a select group of management or highly compensated employees (including former employees that met these criteria when employed). The obligations of the Company hereunder constitute a mere promise to make the payments provided for in this Plan. No employee, his or her spouse or the estate of either of them shall have, by reason of this Plan, any right, title or interest of any kind in or to any property of the Company. To the extent any Participant has a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

This Plan is a replacement of the prior Ashland Inc. Deferred Compensation Plan amended and restated as of April 1, 2003 (the “Former Plan”). Compensation deferred under the Former Plan that was vested as of December 31, 2004 shall remain subject to all of the rules, terms and conditions in effect under the Former Plan as of December 31, 2004. For this purpose, the Compensation deferred under the Former Plan shall include all income, gains and losses connected to such Compensation.

The rules, terms and conditions of this Plan shall apply to Compensation deferred after December 31, 2004, including any Election to defer such Compensation made in 2004. For this purpose, the Compensation deferred after December 31, 2004 shall include all income, gains and losses connected to such Compensation. Additionally, the rules, terms and conditions of this Plan shall apply to any Compensation that was deferred before January 1, 2005 and that was not vested at December 31, 2004.

2.	DEFINITIONS

The following definitions shall be applicable throughout the Plan:

(a) “Accounting Date” means the Business Day on which a calculation concerning a Participant’s Compensation Account is performed, or as otherwise defined by the Committee.

(b) “Beneficiary” means the person(s) designated by the Participant in accordance with Section 10, or if no person(s) is/are so designated, the estate of a deceased Participant.

(c) “Board” means the Board of Directors of Ashland Inc. or its designee.

(d) “Business Day” means a day on which the New York Stock Exchange is open for trading activity.

(e) “Change in Control” shall be deemed to occur (1) upon approval of the shareholders of Ashland (or if such approval is not required, upon the approval of the Board) of (A) any consolidation or merger of the Company (a “Business Combination”), other than a consolidation or merger of the Company into or with a direct or indirect wholly-owned subsidiary, in which the shareholders of the Company own, directly or indirectly, less than 50% of the then outstanding shares of common stock of the Business Combination that are entitled to vote generally for the election of directors of the Business Combination or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company’s Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of Ashland, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of Ashland shall be deemed to occur unless assets constituting 80% of the total assets of Ashland are transferred pursuant to such sale, lease exchange or other transfer, or (C) adoption of any plan or proposal for the liquidation or dissolution of Ashland, (2) when any person (as defined in Section 3(a)(9) or 13(d) of the Exchange Act), other than Ashland or any subsidiary or employee benefit plan or trust maintained by Ashland, shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 25% of Ashland’s Common Stock outstanding at the time, without the approval of the Board, or (3) at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by Ashland’s shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Committee” means the Personnel and Compensation Committee of the Board or its designee.

(h) “Common Stock” means the common stock, $.01 par value, of Ashland Inc.

(i) “Common Stock Fund” means that investment option, approved by the Committee, in which a Participant’s Compensation Account may be deemed to be invested and may earn income based on a hypothetical investment in Common Stock.

(j) “Company” means, on and after June 30, 2005, Ashland Inc., its divisions, subsidiaries and affiliates.

(k) “Compensation” means any employee compensation determined by the Committee to be properly deferrable under the Plan.

(l) “Compensation Account(s)” means the Retirement Account, the In-Service Account(s), the Excess Plan Account and/or the SERP Account. In-Service Accounts created on and after January 1, 2006, shall be referred to as Flexible Distribution Accounts.

(m) “Corporate Human Resources” means the Corporate Human Resources Department of the Company.

(n) “Credit Date” means the date Compensation otherwise would have been paid to the Participant.

(o) “Deferred Compensation” means the Compensation the Participant elects to defer pursuant to the Plan.

(p) “Disability” means that a Participant is either:

1.	Unable to engage in any substantial gainful activity because of a medically determinable physical or mental impairment that is expected to result in death or last for a continuous period of 12 or more months; or

2.	Receiving income replacement benefits for a period of at least three months under an accident and health plan covering employees of the Company because of a medically determinable physical or mental impairment that is expected to result in death or last for a continuous period of 12 or more months.

Corporate Human Resources or its delegate shall determine whether a Participant has incurred a Disability.

(q) “Election” means a Participant’s delivery of a notice of election to defer payment of all or a portion of his or her Compensation, Excess Payments or SERP Payments under the terms of the Plan. Such notice shall also include instructions specifying the time the deferred Compensation, Excess Payments or SERP Payments will be paid and the form in which it will be paid. Such elections shall be irrevocable except as otherwise provided in the Plan or pursuant to Treasury guidance. Elections shall be made and delivered as prescribed by the Committee or the Company.

(r) “Employee” means a full-time, regular salaried employee (which term shall be deemed to include officers) of the Company, its present and future subsidiary corporations as defined in Section 424 of the Internal Revenue Code of 1986, as amended or its affiliates.

(s) “Excess Payments” means payments made to a Participant pursuant to the Plan and the Excess Plan. These are amounts that a Participant deferred from the Excess Plan to this Plan which were transferred to this Plan at a time when the amounts were payable under the Excess Plan and held in an Excess Plan Account for the Participant.

(t) “Excess Plan” means the Ashland Inc. Nonqualified Excess Benefit Pension Plan, as it now exists or as it may hereafter be amended.

(u) “Fair Market Value” means the price of a share of Common Stock, as reported on the Composite Tape for New York Stock Exchange issues on the date and at the time designated by the Company.

(v) “In-Service Account” means the account(s) to which the Participant’s Deferred Compensation is credited and from which distributions are made. In-Service Accounts created on and after January 1, 2006, are referred to as Flexible Distribution Accounts. References to Flexible Distribution Accounts shall include In-Service Accounts created before January 1, 2006. A Participant may not have more than five Flexible Distribution Accounts outstanding.

(w) “Participant” means an Employee selected by the Committee to participate in the Plan and who has elected to defer payment of all or a portion of his or her Compensation under the Plan or who otherwise has a Compensation Account in the Plan.

(x) “Performance-Based Compensation” means Compensation that meets requirements specified by the Secretary of the Treasury. Performance-Based Compensation will include the attributes that it is variable, contingent on the satisfaction of pre-established metrics and is not readily ascertainable at the time of the Election to defer such compensation under Section 8(b).

(y) “Plan” means this Ashland Inc. Deferred Compensation Plan for Employees (2005) as it now exists or as it may hereafter be amended.

(z) “Plan Year” means the calendar year. The first Plan Year of the Plan is 2005.

(aa) “Retirement Account” means the account(s) to which the Participant’s Deferred Compensation is credited and from which distributions are made.

(bb) “Secretary of the Treasury” or “Treasury” means the United States Department of Treasury.

(cc) “Separation from Service” or “Termination” means a termination from employment resulting in a cessation of performing active service for the Company (other than by reason of death or Disability). An Employee is considered to incur a Separation from Service on the date the Employee terminates employment with the Company or when it is reasonably anticipated that the

Employee’s services to the Company will permanently decrease to 20% or less of the average amount of services performed for the Company during the immediately preceding 36 month period (or period of total employment if less than 36 months). Notwithstanding anything in the foregoing to the contrary, a Separation from Service does not occur as a result of military leave, sick leave or other bona fide leave of absence not exceeding six months or the period during which the Employee retains a right to reemployment.

(dd) “SERP” means the Ashland Inc. Supplemental Early Retirement Plan for Certain Employees, as it now exists or as it may hereafter be amended.

(ee) “SERP Payments” means payments made to a Participant pursuant to the Plan and the SERP. These are amounts that a Participant deferred from the SERP to this Plan which were transferred to this Plan at a time when the amounts were payable under the SERP and held in a SERP Account for the Participant.

(ff) “Specified Employee” means, for a particular Plan Year, any Employee who was at anytime during the 12 months ending on the December 31 preceding the start of the particular Plan Year (the Specified Employee identification date) classified on the records of the Company as being in salary grade band 23 or higher. Such an Employee shall be classified as a Specified Employee as of January 1 of the particular Plan Year (the Specified Employee effective date) and shall remain classified as such for the entirety of such Plan Year. Notwithstanding anything to the contrary, no more than 200 Employees may be classified as Specified Employees for any Plan Year. Unless otherwise provided in the particular document, this definition of Specified Employee shall apply to all plans, programs, contracts, agreements and other arrangements maintained by the Company that are subject to Code section 409A.

(gg) “Stock Unit(s)” means the share equivalents credited to the Common Stock Fund of a Participant’s Compensation Account pursuant to Section 6.

(hh) “Unforeseeable Emergency” means a severe financial hardship of a Participant because of

1.	An illness or accident of the Participant, the Participant’s spouse or dependent (as defined in Internal Revenue Code section 152(a));

2.	A loss of the Participant’s property due to casualty; or

3.	Such other similar extraordinary unforeseeable circumstances because of events beyond the control of the Participant.

The meaning of Unforeseeable Emergency shall be interpreted and applied in accordance with applicable guidance that may be issued by the Treasury.

3.	SHARES; ADJUSTMENTS IN EVENT OF CHANGES IN CAPITALIZATION

(a) Shares Authorized for Issuance. There shall be reserved for issuance under the Plan 500,000 shares of Common Stock, subject to adjustment pursuant to subsection (c) below.

(b) Units Authorized for Credit. The maximum number of Stock Units that may be credited to Participants’ Compensation Accounts under the Plan is 1,500,000, subject to adjustment pursuant to subsection (c) below.

(c) Adjustments in Certain Events. In the event of any change in the outstanding Common Stock of the Company by reason of any stock split, share dividend, recapitalization, merger, consolidation, reorganization, combination, or exchange or reclassification of shares, split-up, split-off, spin-off, liquidation or other similar change in capitalization, or any distribution to common shareholders other than ordinary cash dividends, the number or kind of shares or Stock Units that may be issued or credited under the Plan shall be automatically adjusted so that the proportionate interest of the Participants shall be maintained as before the occurrence of such event. Such adjustment shall be conclusive and binding for all purposes of the Plan.

4.	ELIGIBILITY

The Committee shall have the authority to select from management and/or highly compensated Employees those Employees who shall be eligible to participate in the Plan; provided, however, that employees and/or retirees who have elected to defer an amount into this Plan from another plan sponsored or maintained by the Company, the terms of which allowed such employee or retiree to make such a deferral election into this Plan, shall be considered to be eligible to participate in this Plan.

5.	ADMINISTRATION

Full power and authority to construe, interpret and administer the Plan shall be vested in the Company and the Committee or one or more of their delegates. This power and authority includes, but is not limited to, selecting Compensation eligible for deferral, establishing deferral terms and conditions and adopting modifications, amendments and procedures as may be deemed necessary, appropriate or convenient by the Committee. This power and authority also includes, without limitation, the ability to construe and interpret provisions of the Plan, make determinations regarding law and fact, reconcile any inconsistencies between provisions in the Plan or between provisions of the Plan and any other statement concerning the Plan, whether oral or written, supply any omissions to the Plan or any document associated with the Plan, and to correct any defect in the Plan or in any document associated with the Plan. Decisions of the Company and the Committee (or their delegates) shall be final, conclusive and binding upon all parties. Day-to-day administration of the Plan shall be the responsibility of Corporate Human Resources. The administration of and all interpretations under the Plan shall be made consistent with all applicable law.

6.	PARTICIPANT ACCOUNTS

Upon election to participate in the Plan, there shall be established a Retirement Account and/or Flexible Distribution Account, as designated by the Participant, to which there shall be credited any Deferred Compensation, as of each Credit Date. If timely elected by a Participant, there shall also be established an Excess Plan Account and/or a SERP Account to which there shall be credited any distribution from the Excess Plan and/or SERP, as applicable, at the time the Participant is eligible to receive a distribution from such plan and/or plans. Each such Compensation Account shall be credited (or debited) on each Accounting Date with income (or loss) based upon a hypothetical investment in any one or more of the investment options available under the Plan, as prescribed by the Committee, for the particular Compensation credited, which may include a Common Stock Fund, as elected by the Participant under the terms of Section 8. The crediting or debiting on each Accounting Date of income (or loss) shall be made for the respective amounts that were subject to each Election under Section 8. All investments of a Participant’s Compensation Account, including, but not limited to Stock Units in which such Participant’s Compensation Account may be invested in the Common Stock Fund, shall be on each relevant Accounting Date valued at fair market value. Additionally, all distributions, investments and investment exchanges allowed and made under the Plan shall be as of the relevant Accounting Date at fair market value.

7.	EARLY WITHDRAWAL

(a) Unforeseeable Emergency. A Participant or a Participant’s legal representative may submit an application for a distribution from either a Retirement Account or a Flexible Distribution Account because of an Unforeseeable Emergency. The amount of the distribution shall not exceed the amount necessary to satisfy the needs of the Unforeseeable Emergency. Such distribution shall include an amount to pay taxes reasonably anticipated as a result of the distribution. The amount allowed as a distribution under this Section 7(a) shall take into account the extent to which the Unforeseeable Emergency may be relieved by reimbursement, insurance or liquidation of the Participant’s assets (but only to the extent such liquidation would itself not cause a severe financial hardship). The distribution shall be made in a single sum and paid as soon as practicable after the application for the distribution on account of the Unforeseeable Emergency is approved. The provisions of this Section 7(a) shall be interpreted and administered in accordance with applicable guidance that may be issued by the Treasury.

(b) Disability. A Participant or a Participant’s legal representative may submit an application for a distribution from the Retirement Account and Flexible Distribution Account because of the Participant’s Disability. The distribution shall be made in a single sum and paid as soon as practicable after the application for the distribution on account of the Participant’s Disability is approved. The provisions of this Section 7(b) shall be interpreted and administered in accordance with applicable guidance that may be issued by the Treasury. If such guidance should allow an election of a period or form of distribution at the time of the application for a distribution on account of the Participant’s Disability then the Plan shall allow such elections.

(c) Prohibition on Acceleration. Except as otherwise provided in the Plan and except as may be allowed in guidance from the Secretary of the Treasury, distributions from a Participant’s Compensation Account(s) may not be made earlier than the time such amounts would otherwise be distributed pursuant to the terms of the Plan.

8.	DEFERRAL ELECTION

(a) General. The Company or the Committee shall determine the timing of the filing of the appropriate Election forms. An effective Election may not be revoked or modified except as otherwise determined by the Company or the Committee or as stated herein. In addition to the provisions contained in this Plan, any deferrals of SERP Payments or Excess Payments must be in accordance with the terms of the SERP or the Excess Plan.

(b) Permissible Deferral Election.

(i) A Participant’s Election to defer Compensation may only be made in the taxable year before the Compensation is earned, with two exceptions. The first exception applies to a Participant during his or her first year of eligibility to participate in the Plan. In that event such a Participant may, if so offered by the Company or the Committee, elect to defer Compensation for services performed after the Election, provided that the Election is made within 30 days of the date the Participant becomes eligible to participate in the Plan.

The second exception is with respect to an election to defer Performance-Based Compensation. If Performance-Based Compensation is based on services of a Participant performed over a period of at least 12 months, then the Participant may make an Election to defer all or part of such Compensation not later than six months before the end of such service period. A Participant’s Election under this Section 8(b) shall specify the amount or percentage of Compensation deferred and specify the time and form of distribution from among those described in Section 9 of the Plan. Each Election to defer Compensation is a separate election regarding the time and form of distribution.

(ii) An Election to defer Excess Payments or SERP Payments to this Plan must be made pursuant to the terms of the applicable plan. Such an Election must be made either in a taxable year before the Employee is eligible to participate in the applicable plan or within 30 days of the date the Employee first became eligible to participate in the applicable plan. Failure to make an Election results in a default Election. If the Employee fails to make an Election under both the Excess Plan and the SERP, then the Employee’s benefit under both such plans will be transferred at the time such Employee is eligible for a distribution under each such plan to an Excess Plan Account and a SERP Account, as applicable, and shall thereafter be distributed in three annual payments beginning with the January 1 after the Excess Account and/or SERP Account were established (33 1/3% in the first year, 50% of the remaining amount in the second year and the remaining amount in the third year). If the Employee makes an election under either the Excess Plan or the SERP, but fails to make an election under the other plan, the plan payment for which no election was made shall be the same as the election the Employee made for the other plan.

(c) Investment Alternatives - Existing Balances. A Participant may elect to change an existing selection as to the investment alternatives in effect with respect to an existing Compensation Account (in increments prescribed by the Committee or the Company) as often, and with such restrictions, as determined by the Committee or by the Company. If a Participant fails to make an investment selection for his or her Compensation Account, the Committee or the Company may prescribe a default selection or selections in any manner that appears reasonable in their discretion.

(d) Change of Beneficiary. A Participant may, at any time, elect to change the designation of a Beneficiary in accordance with Section 10 of the Plan.

(e) Transition Relief. The Company and the Committee, acting either singly or in concert, have the discretion to grant one or more Participants the right to cancel any outstanding deferral election prior to December 31, 2005, pursuant to and in accordance with
Q/A-20 of IRS Notice 2005-1, 2005-2 I.R.B. 274, the terms of which are incorporated herein by reference.

9.	DISTRIBUTION

(a) Retirement Account. In accordance with a Participant’s Election under Section 8, but subject to Sections 7 and 11, amounts subject to such Election in the Retirement Account (determined in accordance with Section 6) shall be distributed -

1.	Upon a Participant’s Separation from Service as either a lump sum or in installments not exceeding 15 years; provided, however, that the distribution to a Participant who is a Specified Employee must not be made before the earliest of the date that is six months after the Participant’s Separation from Service or the date of the Participant’s death;

2.	Upon a Participant’s death to the Participant’s Beneficiary as either a lump sum or in installments not exceeding 15 years from the date of the Participant’s death; or

3.	At a specified time or under a fixed schedule not exceeding 15 years from the Participant’s Separation from Service.

(b) Flexible Distribution Account. In accordance with a Participant’s Election under Section 8, but subject to Sections 7 and 11, amounts subject to such Election in the Flexible Distribution Account (determined in accordance with Section 6) shall be distributed -

1.	Upon a Participant’s death to the Participant’s Beneficiary as either a lump sum or in installments not exceeding 15 years; or

2.	At a specified time or under a fixed schedule not less than two years measured from the beginning of the Plan Year after the Plan Year in which the Election is made and not exceeding 15 years measured from the beginning of the Plan Year after the Plan Year in which the Election is made.

(c) Excess Plan and SERP Accounts. In accordance with a Participant’s Election under Section 8, but subject to Sections 7 and 11, amounts subject to such Election in either the Excess Plan Account or SERP Account, or both (determined in accordance with Section 6) shall be distributed -

1.	Upon a Participant’s Separation from Service and entitlement to a distribution under the Excess Plan and/or SERP, as applicable, as either a lump sum or in installments not exceeding 15 years from the date the Participant was entitled to a distribution under the Excess Plan and/or SERP, as applicable; provided, however, that the distribution to a Participant who is a Specified Employee must not be made before the earliest of the date that is six months after the Participant was entitled to a distribution under the Excess Plan and/or SERP, as applicable or the date of the Participant’s death;

2.	Upon a Participant’s death to the Participant’s Beneficiary as either a lump sum or in installments not exceeding 15 years from the date of the Participant’s death; or

3.	At a specified time or under a fixed schedule not exceeding 15 years from the date the Participant incurred a Separation from Service and was entitled to a distribution under the Excess Plan and/or SERP, as applicable.

(d) Medium of Distribution and Default Method. In accordance with the Participant’s Election and within the guidelines established by the Committee or the Company, a Participant’s Retirement Account, Flexible Distribution Account, Excess Plan Account and/or SERP Account shall be distributed in cash or shares of Common Stock (or a combination of both). To the extent permissible under law, a Participant may make this Election at any time before a distribution is to be made. If no Election is made by a Participant as to the distribution or form of payment from one or more of his or her Compensation Account(s), upon the earliest time that a distribution from such account is to be made pursuant to the terms of the Plan, such account shall be paid in cash or shares of Common Stock (or a combination of both) in (i) a lump sum in the case of the Retirement Account or Flexible Distribution Account, or (ii) as prescribed under the default rules for the Excess Account and SERP Account in Section 8(b)(ii).

(e) Election to Delay the Time or Change the Form of Distribution. A Participant may make an Election to delay the time of a distribution or change the form of a distribution, or may elect to do both, with respect to an amount that would be payable pursuant to an Election under paragraphs (a), (b) or (c) of this Section 9, except in the event of a distribution on account of the Participant’s death, if all of the following requirements are met -

1.	Such an Election may not take effect until at least 12 months after it is made;

2.	Any delay to the distribution that would take effect because of the Election is at least to a date five years after the date the distribution otherwise would have begun; and

3.	In the case of a distribution that would be made under paragraphs (a)(3), (b)(2) or (c)(3) of this Section 9 such an Election may not be made less than 12 months before the date of the first scheduled payment.

(f) Distribution Exceptions. Notwithstanding anything in the Plan to the contrary, the following shall apply to the distribution of Contribution Accounts:

1.	Distribution pursuant to a domestic relations order as described in Section 12;

2.	Distribution of a Participant’s or Beneficiary’s Compensation Accounts shall be made in a single lump sum payment as soon as possible provided the distribution will be of the entirety of the Participant’s or Beneficiary’s Compensation Accounts and the distribution does not exceed the adjusted Code section 402(g) limit; and

3.	Distribution or suspension of contributions may be made in the discretion of the Company for any other permitted purpose under Treas. Reg. section 1.409A-3(j)(4)(ii)-(xiv).

10.	BENEFICIARY DESIGNATION

A Participant may designate one or more persons (including a trust) to whom or to which payments are to be made if the Participant dies before receiving distribution of all amounts due hereunder. A designation of Beneficiary will be effective only after the signed Election is filed with Corporate Human Resources while the Participant is alive and will cancel all designations of Beneficiary signed and filed earlier. If the Participant fails to designate a Beneficiary as provided above or if all of a Participant’s Beneficiaries predecease him or her and he or she fails to designate a new Beneficiary, the remaining unpaid amounts shall be paid in one lump sum to the estate of such Participant. If all Beneficiaries of the Participant die after the Participant but before complete payment of all amounts due hereunder, the remaining unpaid amounts shall be paid in one lump sum to the estate of the last to die of such Beneficiaries.

11.	CHANGE IN CONTROL

In the event of a Change in Control, the Company shall reimburse a Participant for the legal fees and expenses incurred if the Participant is required to seek to obtain or enforce any right to distribution. In the event that it is determined that such Participant is properly entitled to a cash or other distribution hereunder, such Participant shall also be entitled to interest thereon payable in an amount equivalent to the Prime Rate of Interest quoted by Citibank, N.A. as its prime commercial lending rate on the subject date from the date such distribution should have been made to and including the date it is made. Notwithstanding any provision of this Plan to the contrary, this Section 11 may not be amended after a Change in Control occurs without the written consent of a majority in number of Participants.

12.	INALIENABILITY OF BENEFITS

The interests of the Participants and their Beneficiaries under the Plan may not in any way be voluntarily or involuntarily transferred, alienated or assigned, nor subject to attachment, execution, garnishment or other such equitable or legal process. A Participant or Beneficiary cannot waive the provisions of this Section 12. Notwithstanding anything contained herein to the contrary, valid court ordered divisions of a Participant’s Compensation Account(s) pursuant to a domestic relations order may be recognized and distributions may be made pursuant to such an order provided that such distributions are consistent with this Section 12. A domestic relations order intended to assign a benefit hereunder to a former spouse of a Participant must be delivered to the Company. The Company will review the order to determine if it is qualified. Upon notification by the Company that the order is qualified, the spouse will be able to elect a distribution of the assigned benefit by the end of the fifth calendar year following the calendar year during which the Company notifies the former spouse that the order is qualified. In all events, the entire assigned benefit must be distributed by the end of the fifth calendar year following the calendar year during which the Company notifies the former spouse that the order is qualified. Notwithstanding anything in the Plan to the contrary, if an assigned benefit is equal to or less than the adjusted Code section 402(g) limit it shall be distributed to the former spouse as soon as administratively possible. The Company may prescribe procedures that are consistent with this Section 12 and applicable law to implement benefit assignments pursuant to qualified orders.

13.	CLAIMS

(a)	Initial Claim - Notice of Denial. If any claim for benefits (within the meaning of section 503 of ERISA) is denied in whole or in part, the Company (which shall include the Company or its delegate throughout this Section 13) will provide written notification of the denied claim to the Participant or beneficiary, as applicable, (hereinafter referred to as the claimant) in a reasonable period, but not later than 90 days after the claim is received. The 90-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 90-day period after the claim was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 180 days after the claim is received.

The written decision will include:

(i) The reasons for the denial.

(ii) Reference to the Plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

(iii) A description of additional materials or information needed to process the claim. It will also explain why those materials or information are needed.

(iv) A description of the procedure to appeal the denial, including the time limits applicable to those procedures. It will also state that the claimant may file a civil action under section 502 of ERISA (ERISA - §29 U.S.C. 1132). The claimant must complete the Plan’s appeal procedure before filing a civil action in court.

If the claimant does not receive notice of the decision on the claim within the prescribed time periods, the claim is deemed denied. In that event the claimant may proceed with the appeal procedure described below.

(b)	Appeal of Denied Claim. The claimant may file a written appeal of a denied claim with the Company in such manner as determined from time to time. The Company is the named fiduciary under ERISA for purposes of the appeal of the denied claim. The Company may delegate its authority to rule on appeals of denied claims and any person or persons or entity to which such authority is delegated may re-delegate that authority. The appeal must be sent at least 60 days after the claimant received the denial of the initial claim. If the appeal is not sent within this time, then the right to appeal the denial is waived.

The claimant may submit materials and other information relating to the claim. The Company will appropriately consider these materials and other information, even if they were not part of the initial claim submission. The claimant will also be given reasonable and free access to or copies of documents, records and other information relevant to the claim.

Written notification of the decision on the appeal will be delivered to the claimant in a reasonable period, but not later than 60 days after the appeal is received. The 60-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 60-day period after the appeal was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 120 days after the appeal is received.

Special rules apply if the Company designates a committee as the appropriate named fiduciary for purposes of deciding appeals of denied claims. For the special rules to apply, the committee must meet regularly on at least a quarterly basis.

When the special rules for committee meetings apply the decision on the appeal must be made not later than the date of the committee meeting immediately following the receipt of the appeal. If the appeal is received within 30 days of the next following meeting, then the decision must not be made later than the date of the second committee meeting following the receipt of the appeal.

The period for making the decision on the appeal can be extended under special circumstances. If special circumstances apply, the claimant will be notified by the committee or its delegate before the end of the otherwise applicable period within which to make a decision. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than the date of the third committee meeting after the appeal is received.

In any event, the claimant will be provided written notice of the decision within a reasonable period after the meeting at which the decision is made. The notification will not be later than 5 days after the meeting at which the decision is made.

Whether the decision on the appeal is made by a committee or not, a denial of the appeal will include:

(i)	The reasons for the denial.

(ii)	Reference to the Plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

(iii)	A statement that the claimant may receive free of charge reasonable access to or copies of documents, records and other information relevant to the claim.

(iv)	A description of any voluntary procedure for an additional appeal, if there is such a procedure. It will also state that the claimant may file a civil action under section 502 of ERISA (ERISA - §29 U.S.C. 1132).

If the claimant does not receive notice of the decision on the appeal within the prescribed time periods, the appeal is deemed denied. In that event the claimant may file a civil action in court. The decision regarding a denied claim is final and binding on all those who are affected by the decision. No additional appeals regarding that claim are allowed.

14.	GOVERNING LAW

The provisions of this plan shall be interpreted and construed in accordance with the laws of the Commonwealth of Kentucky, except to the extent preempted by Federal law.

15.	AMENDMENTS

The Committee may amend, alter or terminate this Plan at any time without the prior approval of the Board; provided, however, that the Committee may not, without approval by the Board:

(a) increase the number of securities that may be issued under the Plan (except as provided in Section 3(c));

(b) materially modify the requirements as to eligibility for participation in the Plan; or

(c) otherwise materially increase the benefits accruing to Participants under the Plan.

16.	COMPLIANCE WITH RULE 16b-3

It is the intention of the Company that the Plan comply in all respects with Rule 16b-3 promulgated under Section 16(b) of the Exchange Act and that Plan Participants remain non-employee directors (“Non-Employee Directors”) for purposes of administering other employee benefit plans of the Company and having such other plans be exempt from Section 16(b) of the Exchange Act. Therefore, if any Plan provision is found not to be in compliance with Rule 16b-3 or if any Plan provision would disqualify Plan participants from remaining Non-Employee Directors, that provision shall be deemed amended so that the Plan does so comply and the Plan participants remain Non-Employee Directors, to the extent permitted by law and deemed advisable by the Committee, and in all events the Plan shall be construed in favor of its meeting the requirements of Rule 16b-3.

17.	COMPLIANCE WITH 409A

It is the intention of the Company and the Committee that the Plan be administered in compliance with Code section 409A and the applicable guidance issued thereunder by the Secretary of the Treasury. Any provision that is found to be inconsistent with Code section 409A or the applicable guidance issued thereunder by the Secretary of the Treasury shall be reformed and applied by the Company in a manner consistent with applicable law, as determined by the Company.

18.	EFFECTIVE DATE

The Plan was approved and originally became effective as of January 1, 2005.